ADMINISTRATIVE SERVICES AGREEMENT

SCHEDULE A

For its services under this Administrative Services Agreement, CASC is entitled to receive FROM EACH Portfolio of Calvert Municipal Fund, Inc. a fee of 10 basis points based on aggregate net assets.